UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2017

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	October 16, 2017	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

INSIDE INFORMATION

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON OPERATING DATA FOR SEPTEMBER 2017

This overseas regulatory announcement is made pursuant to Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance.

The Company and all members of the board of directors confirm that the information contained in this announcement is true, accurate and complete, and no misrepresentations, misleading statements or material omissions are contained herein.

I.	OPERATING DATA

				Total	Total actual
		Actual		estimated	amount
	Estimated	amount		amount for	completed in
	amount for	completed in		January to	January to
	September	September	Year-on-year	September	September	Year-on-year
	2017	2016	increase	2017	2016	increase

Passenger Transportation Data ASK (available seat – kilometres) (millions)	19,201.57	17,485.15	9.8%	168,242.86	153,689.96	9.5%
– Domestic routes	11,896.56	11,001.16	8.1%	104,680.24	96,445.14	8.5%
– International routes	6,806.61	6,042.66	12.6%	59,142.63	53,001.17	11.6%
– Regional routes	498.40	441.33	12.9%	4,419.99	4,243.64	4.2%

RPK (revenue passenger – kilometres) (millions)	15,393.17	14,240.21	8.1%	136,956.11	125,568.99	9.1%
– Domestic routes	9,807.02	9,161.07	7.1%	87,058.96	79,459.75	9.6%
– International routes	5,200.15	4,746.82	9.6%	46,367.80	42,822.26	8.3%
– Regional routes	386.00	332.32	16.2%	3,529.34	3,286.98	7.4%

					Total	Total actual
		Actual			estimated	amount
	Estimated	amount			amount for	completed in
	amount for	completed in			January to	January to
	September	September	Year-on-year		September	September	Year-on-year
	2017	2016	increase		2017	2016	increase

Number of passengers carried (thousands)	9,282.57	8,628.51	7.6%		82,576.32	76,284.18	8.2%
– Domestic routes	7,795.35	7,236.37	7.7%		68,904.31	62,939.18	9.5%
– International routes	1,204.60	1,148.47	4.9%		11,065.65	10,913.66	1.4%
– Regional routes	282.62	243.66	16.0%		2,606.37	2,431.34	7.2%

Passenger load factor (%)	80.17	81.44	–1.28	pts	81.40	81.70	–0.30	pts
– Domestic routes	82.44	83.27	–0.84	pts	83.17	82.39	0.78	pts
– International routes	76.40	78.56	–2.16	pts	78.40	80.79	–2.39	pts
– Regional routes	77.45	75.30	2.15	pts	79.85	77.46	2.39	pts

Freight Transportation Data AFTK (available freight tonne – kilometres) (millions)	561.25	515.36	8.9%		5,294.75	4,646.48	14.0%
– Domestic routes	171.42	167.58	2.3%		1,673.95	1,587.39	5.5%
– International routes	376.23	338.44	11.2%		3,480.19	2,961.00	17.5%
– Regional routes	13.61	9.33	45.8%		140.62	98.09	43.4%

RFTK (revenue freight tonne – kilometres) (millions)	215.25	212.24	1.4%		1,970.71	1,633.73	20.6%
– Domestic routes	83.40	88.50	–5.8%		648.32	659.58	–1.7%
– International routes	128.44	121.32	5.9%		1,288.42	953.43	35.1%
– Regional routes	3.41	2.41	41.2%		33.97	20.72	63.9%

Weight of freight carried (million kg)	81.77	83.18	–1.7%		681.67	632.95	7.7%
– Domestic routes	60.26	63.11	–4.5%		466.83	473.22	–1.4%
– International routes	18.65	18.02	3.5%		186.39	141.89	31.4%
– Regional routes	2.86	2.04	40.0%		28.45	17.84	59.5%

Freight load factor (%)	38.35	41.18	–2.83	pts	37.22	35.16	2.06	pts
– Domestic routes	48.65	52.81	–4.16	pts	38.73	41.55	–2.82	pts
– International routes	34.14	35.85	–1.71	pts	37.02	32.20	4.82	pts
– Regional routes	25.05	25.88	–0.83	pts	24.16	21.13	3.03	pts

					Total	Total actual
		Actual			estimated	amount
	Estimated	amount			amount for	completed in
	amount for	completed in			January to	January to
	September	September	Year-on-year		September	September	Year-on-year
	2017	2016	increase		2017	2016	increase

Consolidated Data ATK (available tonne – kilometres) (millions)	2,289.39	2,089.02	9.6%		20,436.61	18,478.58	10.6%
– Domestic routes	1,242.11	1,157.69	7.3%		11,095.17	10,267.46	8.1%
– International routes	988.82	882.28	12.1%		8,803.02	7,731.11	13.9%
– Regional routes	58.46	49.05	19.2%		538.42	480.01	12.2%

RTK (revenue tonne – kilometres) (millions)	1,587.99	1,483.03	7.1%		14,051.15	12,728.22	10.4%
– Domestic routes	959.02	906.75	5.8%		8,336.16	7,692.56	8.4%
– International routes	591.15	544.24	8.6%		5,370.14	4,725.16	13.7%
– Regional routes	37.83	32.04	18.1%		344.85	310.50	11.1%

Overall load factor (%)	69.36	70.99	–1.63	pts	68.75	68.88	–0.13	pts
– Domestic routes	77.21	78.32	–1.12	pts	75.13	74.92	0.21	pts
– International routes	59.78	61.69	–1.90	pts	61.00	61.12	–0.12	pts
– Regional routes	64.70	65.32	–0.62	pts	64.05	64.69	–0.64	pts

Notes:

1.	As China Eastern Airlines Corporation Limited (the “Company”) completed the disposal of the entire equity interest in Eastern Air Logistics Co., Ltd.* (東方航空物流有限公司) (“Eastern Logistics”) to Eastern Airlines Industry Investment Company Limited* (東方航空產業投資有限公 司) (“Eastern Investment”, a wholly-owned subsidiary of China Eastern Air Holding Company* (中國東方航空集團公司), the controlling shareholder of the Company) in early February 2017, the freight data and consolidated monthly data of the Company since February 2017 and subsequent months shall not include the freight data of all freighters, but only freight data of bellyhold space in passenger aircraft. The data for the corresponding period of last year shall no longer include the freight data of all freighters and shall be adjusted to comparable basis.

2.	Please refer to the latest annual report or interim report of the Company for the definitions of the indicators.

II.	FLEET STRUCTURE

In September 2017, the Company introduced six aircraft (two A320 aircraft, one A321 aircraft and three B737-800 aircraft), and one aircraft (one B737-800 aircraft) was retired.

As the Company completed the disposal of the entire equity interest in Eastern Logistics to Eastern Investment in early February 2017, the fleet data of the Company shall no longer include the freight data operated by China Cargo Airlines Co., Limited* (中 國貨運航空有限公司), a controlled subsidiary of Eastern Logistics. As at the end of September 2017, details of the fleet structure of aircraft of the Company are as follows:

					(Units)
			Under	Under
			finance	operating
No.	Model	Self-owned	lease	lease	Sub-total

	Wide-body passenger aircraft	31	42	10	83
1	B777-300ER	9	11	0	20
2	B767	6	–	–	6
3	A330-200	15	15	3	33
4	A330-300	1	16	7	24

	Narrow-body passenger aircraft	217	182	125	524
5	B737-700	42	13	2	57
6	B737-800	46	59	77	182
7	A319	13	20	3	36
8	A320	79	52	43	174
9	A321	37	38	–	75

	Total	248	224	135	607

Note: The ten business aircraft held under trust of the Company were not included in the fleet.

III.	BRIEF EXPLANATION ON OPERATING DATA

In relation to passenger traffic, passenger transportation capacity (measured by available seat-kilometres) of the Company in September 2017 increased by 9.8% year-on-year, passenger traffic (measured by revenue passenger-kilometres) increased by 8.1% year- on-year, and passenger load factor decreased by 1.28 percentage points to 80.17% year- on-year.

Freight transportation capacity (measured by available freight tonne-kilometres) of the Company in September 2017 increased by 8.9% year-on-year. Freight traffic volume (measured by revenue freight tonne-kilometres) increased by 1.4% year-on-year, while freight load factor decreased by 2.83 percentage points to 38.4% year-on-year.

In September 2017, the Company launched new routes such as Nanjing-Zunyi, Nanjing- Taiyuan-Hohhot, Beijing Nanyuan-Wuhai.

IV.	RISK ALERT

The board of directors of the Company hereby reminds investors that the operating data set forth above was compiled in accordance with the Company’s internal information which has not been audited and may be subject to adjustment. The operating data set forth above may differ from the data disclosed in any regular report for the relevant period. The Company reserves its rights to adjust the operating data based on audit findings and the actual situation. The monthly operating data disclosed by the Company only serves as preliminary and periodical data for investors’ reference. Investors are hereby reminded of the investment risks which may result from inappropriate reliance upon or utilization of the information above.

The data set forth above is published on the website of the Shanghai Stock Exchange (www.sse.com.cn), the website of The Stock Exchange of Hong Kong (www.hkex.com.hk) and the column “Investor Relations” on the website of the Company (www.ceair.com).

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
16 October 2017

*	for identification purpose only

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Xu Zhao (Director), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hongping (Independent non-executive Director).

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